

SECURITIES AND EXCHANGE COMMISSION 07001260

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2007
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50333

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockefeller Capital Partners, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 Post Road West
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Stoyeck 203-341-9445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.I. Grossman & Company, CPA's, L.L.C.
(Name – *if individual, state last, first, middle name*)

1496 Morris Avenue	Union	NJ	07083
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Stoyeck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rockefeller Capital Partners, L.L.C., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE OLIVA
NOTARY PUBLIC
State of Connecticut
My Commission Expires
April 30, 2011

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCKEFELLER CAPITAL PARTNERS, L.L.C.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2006

WITH

INDEPENDENT AUDITORS' REPORT

ROCKEFELLER CAPITAL PARTNERS, L.L.C.

TABLE OF CONTENTS

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L. L.C.



INDEPENDENT AUDITORS' REPORT

To the Members
Rockefeller Capital Partners, L.L.C.

We have audited the accompanying balance sheet of Rockefeller Capital Partners, L.L.C. as at December 31, 2006, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockefeller Capital Partners, L.L.C. as at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M.I. Grossman & Company LLC

M.I. Grossman & Company, L.L.C.
Certified Public Accountants

February 9, 2007

03859ROC.06Y

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740 E-Mail: MIGCPA@MIGROSSMAN.COM Fax: (908) 686-6043

ROCKEFELLER CAPITAL PARTNERS, L.L.C.
BALANCE SHEET
AS AT DECEMBER 31, 2006

ASSETS

Cash	$ 38,727
TOTAL ASSETS	$ 38,727

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	$ 2,550
Members' equity:	
Members' equity	36,177
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 38,727

See accompanying notes and independent auditors' report.

ROCKEFELLER CAPITAL PARTNERS, L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:		
Corporate finance fees	$ 13,347	
Investment banking fees	3,000	
Consulting fees	9,600	
Miscellaneous income	250	
Total revenues		$26,197
General and Administrative expenses:		
Training and seminars	$ 1,023	
Telephone	4,713	
Professional fees	5,716	
Regulatory fees	460	
Consulting expenses	4,500	
Dues and subscriptions	8,120	
Office expense	210	
Rent	21,736	
Total general and administrative expenses		46,478
Net loss		$(20,281)

See accompanying notes and independent auditors' report.

ROCKEFELLER CAPITAL PARTNERS, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net loss		$(20,281)
Increase (decrease) in:		
Accrued expense	750	
Total adjustment		750
Net decrease in cash		(19,531)
Cash, beginning of year		58,258
Cash, end of year		$ 38,727

See accompanying notes and independent auditors' report.

ROCKEFELLER CAPITAL PARTNERS, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2006

	Members' Equity
Balance, beginning of year	$ 56,458
Net loss	(20,281)
Balance, end of year	$ 36,177

See accompanying notes and independent auditors' report.

ROCKEFELLER CAPITAL PARTNERS, L.L.C.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2006

Balance - beginning of year	$ -0-
Increases	-0-
Balance - end of year	$ -0-

See accompanying notes and independent auditors' report.

Note 1 - Organization and Summary of Significant Accounting Policies:

Organization

Rockefeller Capital Partners, L.L.C. (the "Company") is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

As at December 31, 2006, the company was in compliance with all minimum capital requirements.

Basis of Accounting

The company uses the accrual basis of accounting for both financial and income tax reporting purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make some estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2006, the company had net capital of $36,177, which was $31,177 in excess of its minimum dollar net capital requirement of $5,000.

ROCKEFELLER CAPITAL PARTNERS, L.L.C.
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS AT DECEMBER 31, 2006

Schedule 1

Total stockholders' equity	$36,177
Total capital	36,177
Less: Deductions and/or charges: Non-allowable assets	-0-
Net capital before haircuts on security positions	36,177
Less: Haircuts on securities	-0-
Net capital	36,177
Less: Greater of 6 2/3% of aggregate indebtedness or $5,000	5,000
REMAINDER: Net capital in excess of all requirements	$31,177

Aggregate indebtedness / Net capital = $ 2,550 / $36,177 = 7.05%

We have compared the computation of net capital under Section 240.15C3-1 of the Securities Exchange Act, to your most recent unaudited Part IIA Filing of Form X-17a-5, and found no difference.

See independent auditors' report.

ROCKEFELLER CAPITAL PARTNERS, L.L.C.
SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
AS AT DECEMBER 31, 2006

Schedule 2

The Company is exempt from the computation for determination of reserve requirements in that a special account for the exclusive benefit of customers is maintained.

See independent auditors' report.

ROCKEFELLER CAPITAL PARTNERS, L.L.C.
SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2006

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedures for safeguarding securities are adequate.

See independent auditors' report.

ROCKEFELLER CAPITAL PARTNERS, L.L.C.
SUPPLEMENTAL SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d); 4
AS AT DECEMBER 31, 2006

Schedule 4

The computation of net capital per the audited financial statements as at December 31, 2006, compared to the net capital computed on Form X-17a-5 (Focus Report) did not differ.

See independent auditors' report.

Certified Public Accountants





M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C-3-3

Board of Directors
Rockefeller Capital Partners, L.L.C.
181 Post Road West
Westport, CT 06880

In planning and performing our audit of the financial statements of Rockefeller Capital Partners, L.L.C. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17A-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15C-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use

Continued . . . . . .

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740 E-Mail: MIGCPA@MIGROSSMAN.COM Fax: (908) 686-6043

or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

M.I. Grossman & Company LLC

M.I. Grossman & Company, L.L.C.
Certified Public Accountants

February 9, 2007

END